EXHIBIT (c)(v)

Announcement entitled “Queensland Treasury Corporation reduces its 2015-16 indicative borrowing program by AUD600 million”.

Queensland Treasury Corporation reduces its 2015-16 indicative borrowing program by AUD600 million

Following yesterday’s release of the Queensland Government’s Mid-Year Fiscal and Economic Review, Queensland Treasury Corporation (QTC) is reducing its previously published AUD6.5 billion 2015-16 indicative borrowing program to AUD5.9 billion.

The reduction of AUD600 million in QTC’s borrowing requirement is a consequence of a reduction in forecast client new money borrowings.

QTC’s Indicative Term Debt Borrowing Program

	2015-16 BUDGET AUD M*	2015-16 MID-YEAR AUD M*
New money
State (includes General Government and Government-owned corporations)	(1700)	(2200)
Local government and other entities#	700	600
Total new money	(1000)	(1600)

Net term debt refinancing	7500	7500

Total term debt requirement	6500	5900

*	Numbers are rounded to the nearest AUD100 million. # Other entities includes retail water entities, universities, grammar schools and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2015-16 Funding Strategy

•	QTC’s issuance will continue to support liquidity in its AUD benchmark bonds.

•	Opportunities will be monitored to issue non-benchmark debt, including FRNs.

•	Term debt issuance will be targeted to smooth QTC’s maturity profile over time.

•	Focus on using public issuance methods (tender, syndication) for term debt issuance will continue.

•	Outstandings of commercial paper will be maintained at a minimum of approximately AUD5 billion.

2016-17 Borrowing Program

QTC will announce its 2016-17 Borrowing Program after the release of the 2016-17 Queensland State Budget.

Enquiries:	Jo Nelson, General Manager, Corporate Affairs, phone +61 7 3842 4714 Grant Bush, Executive General Manager, Funding & Markets, phone +61 7 3842 4890

LEGAL NOTICE: This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)) without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.